Exhibit 21
Subsidiaries as of June 30, 2007

Name of Subsidiary	Jurisdiction of Incorporation
|
ShoreTel UK Limited	United Kingdom
ShoreTel GmbH	Germany
ShoreTel Pty. Limited	Australia